Westcore Trust

1290 Broadway, Suite 1100

Denver, CO 80203

January 25, 2018

VIA EDGAR

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Westcore Trust (the “Registrant”)

File No. 811-03373

Definitive Proxy Statement on Schedule 14A

Dear Mr. Williamson:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the Staff of the Division of Investment Management on January 23, 2018 regarding the Registrant’s preliminary proxy statement on Schedule 14A as filed with the Securities and Exchange Commission on January 18, 2018 (the “Preliminary Proxy”). Capitalized terms not defined herein have the same meaning given to them in the Preliminary Proxy.

In connection with this response letter, the Registrant anticipates filing on or about January 26, 2018, pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 (the “1934 Act”), the definitive proxy statement, form of proxy and other soliciting materials (the “Proxy Materials”) relating to a Special Meeting of Shareholders of each series of the Registrant (the “Funds”). The Registrant estimates that copies of the Proxy Materials will be released to shareholders of the Funds on or around February 2, 2018.

1.	Staff Comment: Please respond in writing to Staff’s comments, and file the response as correspondence on EDGAR. Where a comment requests revised disclosure or where revisions are contemplated, please include the draft disclosure with the response letter.

Registrant’s Response: Comment complied with. This response letter will be filed as correspondence via EDGAR on or before the filing of the Proxy Materials.

U.S. Securities and Exchange Commission

Division of Investment Management

January 25, 2018

2.	Staff Comment: Please confirm that the Registrant has included disclosure responsive to Item 5 of Schedule 14A or that Registrant will do so. In addition, please confirm that the Registrant has included the disclosure required by Item 22(c)(6) of Schedule 14A.

Registrant’s Response: Comment complied with. The Registration will include the following new disclosure in the section of the Proxy Materials titled “General Information”:

“No trustee or executive officer of the Trust has any substantial interest, direct or indirect, by security holdings or otherwise, in the Transaction, which is not shared by all other shareholders, except as follows: Jasper Frontz, Chief Compliance Officer and Treasurer of the Trust, is a partner and equity owner of Denver Investments, and if the Transaction is completed, will continue to be a partner and equity owner of the combined entity. As such, Mr. Frontz may be deemed to have a substantial interest in the approval of the Proposal and the completion of the Transaction.”

The Registrant also notes that the Preliminary Proxy includes the following disclosure on page 30, which will remain in the Proxy Materials:

“As of the Record Date, no officer or Trustee owns securities of, or has any other material direct or indirect interest in, SBH or any person controlling, controlled by or under common control with SBH. As of the Record Date, no Trustee has had any material interest, direct or indirect, in any material transaction, proposed or otherwise, since January 1, 2017, to which SBH or Denver Investments was a party.”

3.	Staff Comment: On page 2 of the Preliminary Proxy, the Registrant uses the phrase “same in all material respects” followed by the phrase “similar in all material respects” in the next paragraph, in both instances in connection with the New Agreement. Please use the same formulation or explain in correspondence why there is reason for not doing so.

Registrant’s Response: Comment complied with. The Registrant has revised the disclosure in question such that the phrase “similar in all material respects” is used consistently.

4.	Staff Comment: The Registrant states, in a number of instances, that shareholders are being asked to approve the New Agreement “[t]o provide for continuity in the operation of each Fund, and to enable each Fund to benefit from favorable developments in its management . . .” Please indicate where the aforementioned “favorable developments” in management are described, or revise the disclosure accordingly.

U.S. Securities and Exchange Commission

Division of Investment Management

January 25, 2018

Registrant’s Response: In response to the Staff’s comment, the Registrant will add the following disclosure immediately following the abovementioned references to “favorable developments” in management:

“The Board believes that, should the Transaction be completed, these favorable developments would include, for example, greater organizational stability and scale, potential expansion in the breadth and depth of research processes, as well as access to a larger team of seasoned professionals.”

5.	Staff Comment: Please clarify whether the existing fee waiver arrangement with Denver Investments or the proposed fee waiver arrangement with SBH includes any right for the adviser to recoup waived or reimbursed amounts. If so, please clarify what happens to these amounts in the Transaction.

Registrant’s Response: The Registrant confirms that neither the existing nor the proposed fee waiver arrangements include any mechanism for the adviser to recoup waived or reimbursed amounts.

6.	Staff Comment: On page 10 of the Preliminary Proxy, the Registrant indicates that “[i]t is also possible that certain of the Funds’ names may have additional changes” beyond the replacement of “Westcore” with “SBH.” Please indicate what those changes are, and explain whether the changes will be consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Names Rule”) and whether any changes to a Fund’s investment strategy are contemplated in connection therewith.

Registrant’s Response: Based on information provided by Denver Investments and SBH, the Registrant understands that discussions regarding potential changes, if any, to the Funds’ names beyond the replacement of “Westcore” with “SBH” are ongoing, and that no such additional changes have been definitively determined at this time. As a result, the Registrant believes that the existing disclosure remains an accurate summary of what may happen to the Funds’ names.

If the Transaction is completed and it is subsequently determined that there should be changes to any Fund’s names beyond what has been described here, the Trust will seek to ensure that the new Fund name(s) will be consistent with requirements under the Investment Company Act of 1940, as amended, and, in the event that adjustments to existing investment policies are necessitated by applicable law, that any notification obligations to shareholders are adhered to.

U.S. Securities and Exchange Commission

Division of Investment Management

January 25, 2018

7.	Staff Comment: With respect to page 12 of the Preliminary Proxy, consider moving the instructions for signing proxy cards to the end of the document such that they immediately precede the proxy card.

Registrant’s Response: Comment complied with. The Registrant has revised the Proxy Materials such that the instructions for signing proxy cards appears towards the end of the of document.

8.	Staff Comment: In the Section titled “General Overview,” we note repetition of certain information in multiple locations. Consider adopting a more layered approach to the presentation of information, such as a summary section at the beginning followed by additional detail later in the document.

Registrant’s Response: The Registrant has deleted certain sentences within the “General Overview” section where information may be regarded as duplicative and in close proximity, such as, for example, a reference under the heading “The Transaction” referring to the New Agreement allowing SBH “to serve as the investment adviser . . . under terms that are the same in all material respects except that there will be a new investment adviser and a new commencement date and initial term.” In addition, the sentence beginning “[s]hareholders of each Fund are being asked to approve that Fund’s New Agreement . . .” has also been deleted.

With respect to other passages with the “General Overview” section, while the Registrant appreciates that certain information may appear in slightly different form in more than one instance, the Registrant prefers to leave the overall structure and content largely intact (save for the deletions described above) as the Registrant believes that in the interest of shareholders being able to find information that is relevant and of interest, a certain amount of duplication may be unavoidable.

9.	Staff Comment: In the section titled “Board Consideration of each New Agreement” appearing on page 22 of the Preliminary Proxy, please provide additional background discussion regarding the reasons behind the Transaction between Denver Investments and SBH, including who initiated the Transaction, why it was initiated, and any alternatives that the Board considered.

Registrant’s Response: The Registrant has added the following disclosure under the heading “Board Consideration of each New Agreement”:

U.S. Securities and Exchange Commission

Division of Investment Management

January 25, 2018

“Prior to the Board of Trustees’ meeting on October 19, 2017, Denver Investments informed the Trustees that it had initiated the process of speaking with potential strategic partners and that it had engaged a third party to assist with this process. In response to queries at the time from the Board, Denver Investments indicated that its objectives in pursuing a strategic partnership were, among other things, identifying a like-minded partner with aligned client and firm interests.

While the Board was not a party to the discussions between Denver Investments and other potential strategic partners, the Board was notified in advance of the October 19, 2017 meeting that SBH had emerged as the key candidate. In response to queries from the Board, Denver Investments indicated its belief that a potential partnership with SBH would meet many of the criteria previously articulated.”

10.	Staff Comment: Likewise within the section titled “Board Consideration of each New Agreement,” please revise the disclosure to provide additional information regarding the items and factors that the Board considered in concluding that there would be no diminution in the “Nature, Extent, and Quality” of services as a result of the Transaction, including, for example, discussion of SBH’s financial resources and operational capabilities and the materials consulted in connection therewith. In responding, please refer to Instruction 1 to Item 22(c)(11) of Schedule 14A.

Registrant’s Response: The Registrant has included certain additional disclosure under the section titled “Nature, Extent and Quality of the Services Provided”. The Registrant has deleted the sentence beginning “The Board of Trustees also reviewed certain compliance-related materials . . .” and replaced it with the language excerpted below. The Registrant believes that, as revised, the disclosure within the section in question appropriately represents the material factors that formed the basis for the Board’s determinations, out of the totality of information received and noted by the Board. The revised language reads as follows:

“The Board took into account certain information in the Form ADV provided by SBH, such as: (i) the number of the firm’s employees (74 in comparison to 79 employees reported by Denver Investments); (ii) regulatory assets under management of approximately $10 billion at the time of reporting; and (iii) the fact that SBH had experience managing funds registered under the Investment Company Act of 1940, as amended.

The Board also received and reviewed audited financial statements of SBH for the years ended December 31, 2016 and 2015, as well as certain compliance-related materials from SBH, including certain internal periodic compliance reviews and SBH’s compliance policies and procedures.”

U.S. Securities and Exchange Commission

Division of Investment Management

January 25, 2018

11.	Staff Comment: In the discussion of “Board Consideration of each New Agreement,” quantify, for each Fund that charged fees exceeding its respective peer group median, the extent of such excess, and discuss the Board’s considerations in light of such data.

Registrant’s Response: The Registrant has revised the last sentence of the last paragraph within the existing disclosure appearing under the heading “Investment Advisory Fee Rate” to read as follows:

“The Board also noted that the contractual investment advisory fee rates for the following Funds were above their respective peer group medians: Westcore Small-Cap Growth Fund (within approximately 20 basis points of peer group median), Westcore Small-Cap Value Dividend Fund (within approximately 10 basis points of peer group median), and Westcore International Small-Cap Fund (within approximately 20 basis points of peer group median). For these Funds, the Board determined that the contractual fee rates were within an acceptable range of the respective peer group median given the other factors considered and described herein relating to the nature, extent, and quality of services provided, investment performance, and adviser profitability.”

12.	Staff Comment: On page 25 of the Preliminary Proxy, the Registration discusses the Board’s consideration of comparable accounts managed by SBH. Please revise this disclosure to specifically address how the fees for the Funds compared to the comparable accounts in question.

Registrant’s Response: The Registrant has added the following disclosure to the section in question:

“The Board received information regarding the typical fee rates and associated breakpoints used by SBH for its Mid-Cap Equity, Small-Cap Equity, Small-Cap Value Equity, SMID-Cap Equity and International Small Cap Equity strategies.

In comparing the contractual fee rates of certain of the Funds to the aforementioned SBH fee rates, the Board noted that there were differences in the investment methodologies and processes utilized (including the fact that the Westcore International Small-Cap Fund is actively managed while the comparable SBH product primarily utilizes quantitative models), and also that there were differences in the scope of services rendered. Bearing that context in mind, the Board noted that the highest fee rate for SBH’s Mid-Cap Equity was higher than the contractual fee rate for the Westcore Mid-Cap Value Fund and Mid-Cap Value Fund II, while the highest fee rates for SBH’s Small-Cap Value, SMID-Cap Equity and International Small Cap Equity strategies were generally slightly lower than the contractual fee rates for the Westcore Small-Cap Value Fund, Smid-Cap Value Fund, and International Small-Cap Fund respectively.

U.S. Securities and Exchange Commission

Division of Investment Management

January 25, 2018

The Board also noted the limitations of these comparisons, particularly with respect to the SBH Small-Cap Equity strategy fee rate and the Westcore Small-Cap Growth Fund I and Small-Cap Growth Fund II fee rates, given the differences in terms of strategy and processes, but determined that, based on the information presented, the comparable account fee rates were not indicative of any unreasonableness with respect to the advisory fee rates anticipated to be payable by the Funds in question.”

13.	Staff Comment: We note disclosure to the effect that if there are insufficient votes to approve any proposal, the Chairman of the meeting or persons named as proxies may propose one or more adjournments of the Meeting. An adjournment to solicit additional proxies is a substantive proposal for which proxies must be independently distributed and discretionary authority is unavailable. We refer to Rule 14a-4 under the Securities Exchange Act of 1934. To the extent proxies are being solicited for the adjournment of the meeting, please revise your disclosure and proxy card accordingly. The proxy card should include an additional voting box so that shareholders can vote on whether to grant proxies the discretion of whether to vote for adjournment to solicit additional proxies if that action is contemplated.

Registrant’s Response: The Registrant respectfully submits that shareholders are not conferring discretionary authority to the persons named as proxies with respect to the adjournment of the meeting to solicit additional votes. The Registrant will clarify in the Proxy Materials that the Chairperson presiding at the meeting, and not the persons named as proxies, may propose any such adjournment.

The Registrant believes that it is consistent for a shareholder who votes in favor of a proposal to also vote in favor of an adjournment with respect to that proposal to solicit additional votes, and that adding an additional proposal to that effect adds unnecessary expenses and complexity to the proxy solicitation.

The Registrant also believes that the adjournment of a meeting to a future date is a matter incident to the conduct of a meeting and, even if the proxies were deemed to confer discretionary authority to vote for adjournments, that would be permitted under Rule 14a-4(c). The Registrant notes that in Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (“Adjournment Release”), the Commission withdrew proposed Rule 20a-4, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In lieu of the proposed Rule 20a-4, the Commission stated that:

U.S. Securities and Exchange Commission

Division of Investment Management

January 25, 2018

“Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management’s office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the [Investment Company Act].”

The Registrant believes this indicates that the Commission has expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders. The Registrant represents that it will evaluate any proposed adjournments consistent with the Commission’s guidance in the Adjournment Release. The Registrant further notes that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Registrant therefore submits that the Adjournment Release does not support the notion that such adjournments are a substantive proposal for which proxies must be independently solicited.

In addition, the Registrant notes that the Division of Corporate Finance has stated, in the Commission's Disclosure Operations: Proxy Rules Reference Book (1980), that: “[a] question that arises fairly frequently under Rule 14a-4(e) is whether a person who has solicited proxies subject to Regulation 14A either may adjourn the meeting in toto and continue to solicit proxies or may vote on certain matters, adjourn the meeting for consideration of the remaining matters and continue to solicit proxies on such matters. The propriety of such adjournment is principally a matter of state law.”

In connection therewith, the Registrant further notes that Section 8.3 of its Amended and Restated Declaration of Trust, its governing document under state law, provides that a quorum for a shareholder meeting of the Registrant is the presence of “at least a majority of the votes which all [shareholders] are entitled to cast on the particular matter . . .” The same section of the Registrant’s Amended and Restated Declaration of Trust also states that “[i]f a meeting cannot be organized with respect to a particular matter because a quorum for that matter has not attended, those present and entitled to vote on such matter may adjourn the meeting to such reasonable time and place as they may determine.”

U.S. Securities and Exchange Commission

Division of Investment Management

January 25, 2018

Consequently, pursuant to the Registrant’s organizational documents, if adjournment were presented as a separate proposal for this Meeting, and if a quorum were not present, the shareholders attending would not be in a position to vote to adjourn the Meeting. Such a result would effectively forestall timely consideration of a matter of paramount importance to the Registrant and the Funds’ shareholders. In light of the foregoing, the Registrant respectfully submits that a separate proposal asking shareholders for approval to adjourn the meeting to solicit additional votes is not required.

* * *

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Richard C. Noyes
Richard C. Noyes
Secretary, Westcore Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP